April 5, 2013

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:

Northern Lights Fund Trust, File Nos. 333-122917 and 811-21720

Dear Sir/Madam:

On behalf of Northern Lights Fund Trust, a registered investment company (the “Trust”), we hereby submit, via electronic filing, Post-Effective Amendment No. 474 to the Trust’s Registration Statement under the Securities Act of 1933.  The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933.  The main purpose of this filing is to make revisions relating to a new investment objective and principal investment strategies for Ascendant MultiCap Equity Fund and to change the name of Ascendant MultiCap Equity Fund to Ascendant Diversified Income Fund.  In addition, performance information is being updated for all funds in the Prospectus.

If you have any questions, please contact Cassandra Borchers at (513) 352-6632.

Very truly yours,

/s/ THOMPSON HINE LLP

THOMPSON HINE LLP

822331.92